Exhibit 99.3

Postmedia Network Reports Fourth Quarter and Full Year Results

Progress on the digital first strategy delivers 2.1% audience growth with digital revenue up 8.2% in the quarter and up 7.3% for the year. Operating profit before amortization, restructuring and other items* is up 12.5% in the quarter and up 5.3% for the year. Continued progress on cost reduction and debt repayment.

TORONTO--(BUSINESS WIRE)--October 28, 2011--Postmedia Network Canada Corp. (“Postmedia” or “the Company”) today released financial information for the fourth quarter and full year ended August 31, 2011.

Important Information

On July 13, 2010 Postmedia, through a wholly owned subsidiary, acquired substantially all of the assets, including all of the outstanding shares of National Post Inc. (“National Post”), and assumed certain liabilities of Canwest Limited Partnership (“Canwest LP” or “CLP”). All references to financial results for the three months and year ended August 31, 2010 and any comparisons in this release are references and comparisons to the combined financial results of Canwest LP, the predecessor company, for periods prior to July 13, 2010 and Postmedia for the period from July 13, 2010 to August 31, 2010. The combined financial results for the three months and year ended August 31, 2010 include a period during which the predecessor company, and not the Company, owned the assets underlying the business of the Company. Also, the financial statements of the predecessor are that of another entity and the Company is not a continuation of the predecessor. The combined financial information for the three months and year ended August 31, 2010 does not represent and is not purported to represent the results that would have been achieved had Postmedia owned the assets of Canwest LP and shares of National Post for the entire fiscal year. The prior year financial results are not comparable to our financial information. Readers are cautioned that the prior year financial results are not indicative of the future financial condition, results of operations, cash flows and future development our business.

Fourth Quarter Operating Results

Revenue for the quarter ended August 31, 2011 totaled $230.3 million, a decrease of $11.0 million relative to the same period in the prior year. This decline was primarily due to a decrease in print advertising revenue of $8.2 million (down 5.3%). Print circulation revenue declined $1.5 million (down 2.5%) and other revenue declined $2.9 million due to the loss of a commercial print contract in the first quarter of the current fiscal year. These losses were partially offset by growth in digital revenue which increased 8.2% or $1.7 million relative to the same period in the prior year.

Operating expenses excluding amortization, restructuring of operations and other items for the quarter ended August 31, 2011 declined $14.8 million or 7.0% relative to the same period in the prior year. This decrease was largely due to cost savings achieved through various restructuring initiatives implemented since completing the purchase of the Canwest LP assets on July 13, 2010.

For the quarter ended August 31, 2011, operating profit before amortization, restructuring and other items (see “Non-GAAP Financial Measures”) was $34.0 million, an increase of $3.8 million, or 12.5% relative to the same period in the prior year.

Operating income for the quarter ended August 31, 2011 increased $11.2 million relative to the prior year due to decreases in restructuring of operations and other items of $7.8 million. The restructuring of operations and other items decreased in the quarter ended August 31, 2011 as the restructuring initiatives were substantially completed in prior periods.

The net loss in the quarter was $2.3 million compared to a net loss of $44.6 million related to the period from July 13, 2010 to August 31, 2010, which was the period from the date of acquisition to the end of the prior fiscal year.

Full Year Operating Results

Revenue for the year ended August 31, 2011 was $1.0 billion, a decrease of $33.4 million relative to the same period in the prior year. Print advertising revenue declined $22.0 million (a decrease of 3.2%), print circulation revenue declined $6.8 million (a decrease of 2.8%) and other revenue declined $10.6 million. The decline in other revenue was due to the loss of a commercial print contract in the first quarter of the current fiscal year. These losses were partially offset by growth in digital revenue, which increased 7.3% or $6.1 million relative to the same period in the prior year.

Operating expenses excluding amortization, restructuring of operations and other items declined $43.4 million or 5.0% during the fiscal year. This reduction more than offset a revenue decline of 3.2%, resulting in an increase in operating profit before amortization, restructuring and other items of $10.1 million, or 5.3% relative to the same period in the prior year.

Operating income declined $45.5 million relative to the prior year due to increases in amortization of $26.1 million and increases in restructuring of operations and other items of $29.4 million. The increase in amortization was due to the higher carrying value of assets resulting from the fair values ascribed on the acquisition of the Canwest LP assets.

The net loss for the year ended August 31, 2011 was $12.9 million primarily due to restructuring of operations and other items and a loss on debt prepayment. The net loss for the period from July 13, 2010 to August 31, 2010 was $44.6 million.

Restructuring of Operations and Other Items

For the quarter ended August 31, 2011, expenses related to restructuring of operations and other items totaled $2.9 million ($42.8 million for the year ended August 31, 2011). In total, restructuring initiatives implemented to the end of August 2011 are expected to yield net annualized cost savings in excess of $50 million. See “Forward-Looking Information”.

Debt Repayment

For the quarter ended August 31, 2011, Postmedia made total debt repayments of $8.0 million (US$8.2 million) including an optional principal repayment of US$6.0 million related to its US$ term loan. After giving effect to these payments, outstanding long term debt at August 31, 2011 consisted of US$340.0 million under our term loan credit facilities and US$275 million of 12.5% senior secured notes.

Transaction with Glacier Media Inc.

On October 18, 2011, the Company announced that it had entered into a definitive agreement with affiliates of Glacier Media Inc. to sell daily newspapers the Times Colonist, Nanaimo Daily News and Alberni Valley Times and 20 British-Columbia based community publications for gross proceeds of $86.5 million, the net proceeds of which are to be used for debt repayment. The transaction is subject to customary closing conditions and regulatory approvals and is expected to close on or about November 30, 2011.

Management Commentary

“In our Company’s first full year of operation we have seen many milestones reached, in spite of challenging economic pressures,” said Paul Godfrey, President and Chief Executive Officer. “In our second year, we must accelerate the growth of our digital first strategy and explore new ways to embrace the transformation critical to our success.”

Note: All dollar amounts are expressed in Canadian dollars unless otherwise specified.

* Operating Profit before amortization, restructuring and other items is a non-GAAP financial measure. Please see “Non-GAAP Financial Measures” section of this press release.

Additional Information

Additional information, including financial statements and management’s discussion and analysis can be found on the Company’s website at www.postmedia.com/investors/financial-reports, on SEDAR at www.sedar.com or on the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov.

About Postmedia Network Canada Corp.

Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B), is the holding company that owns Postmedia Network Inc., the largest publisher by circulation of paid English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

Non-GAAP Financial Measures

This press release references “operating profit before amortization, restructuring and other items” which is a non-GAAP financial measure. Postmedia believes such measures are beneficial from the perspective of assessing the Company’s financial performance. However, non-GAAP financial measures do not have any standard definition prescribed under GAAP and as such may not be comparable to similar measures used by other companies. For a reconciliation of these non-GAAP measures to the most closely comparable GAAP measures, see “Reconciliation of Non-GAAP Financial Measures” contained in the management’s discussion and analysis for the year ended August 31, 2011 which can be found on the Company’s website at www.postmedia.com, on SEDAR at www.sedar.com or on the SEC’s website at www.sec.gov.

Forward-Looking Information

This press release may include information that is “forward-looking information” under applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information in this press release includes statements relating to annualized cost savings, our digital first strategy, proposed debt repayment and future revenue generating opportunities. By their nature, forward-looking information and statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include, among others, competition from other newspapers and alternative forms of media; the effect of economic conditions on advertising revenue; the ability of the Company to build out its digital media and online businesses; the continuation of current print and online newspaper readership and circulation levels; the realization of anticipated cost savings; possible damage to the reputation of the Company’s brands or trademarks; possible labor disruptions; possible environmental liabilities, litigation and pension plan obligations; fluctuations in foreign exchange rates and the prices of newsprint and other commodities. For a complete list of our risk factors please refer to the section entitled “Risk Factors” contained in our management’s discussion and analysis for the year ended August 31, 2011. Although the Company bases such information and statements on assumptions believed to be reasonable when made, they are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry in which the Company operates may differ materially from any such information and statements in this press release. Given these risks and uncertainties, undue reliance should not be placed on any forward-looking information or forward-looking statements, which speak only as of the date of such information or statements. Other than as required by law, the Company does not undertake, and specifically declines, any obligation to update such information or statements or to publicly announce the results of any revisions to any such information or statements.

Postmedia Network Canada Corp. and Canwest Limited Partnership Operating Results for the three months ended August 31, 2011 and August 31, 2010

In thousands of Canadian dollars	Postmedia Network Canada Corp. Q4 F2011	Postmedia Network Canada Corp. July 13, 2010 to August 31, 2010	Canwest Limited Partnership1 June 1, 2010 to July 12, 2010	Combined results of PNCC and CLP4 Q4 F2010	Q4 F2011 to Q4 F2010 Variance Favourable (Unfavourable)

Revenues
Print advertising	145,586	75,624	78,189	153,813	(8,227)
Print circulation	58,001	31,721	27,770	59,491	(1,490)
Digital	22,048	10,751	9,624	20,375	1,673
Other	4,703	3,998	3,646	7,644	(2,941)
	230,338	122,094	119,229	241,323	(10,985)
Expenses
Compensation	99,065	62,422	54,014	116,436	17,371
Newsprint	14,055	8,175	7,639	15,814	1,759
Other operating	83,255	40,771	38,115	78,886	(4,369)
Operating profit before amortization, restructuring of operations and other items 2	33,963	10,726	19,461	30,187	3,776
Amortization	18,575	11,073	7,136	18,209	(366)
Restructuring of operations and other items	2,902	11,209	(518)	10,691	7,789
Operating income (loss)	12,486	(11,556)	12,843	1,287	11,199
Interest expense	18,189	12,702	4,498	17,200	(989)
Loss on disposal of property and equipment and intangible assets	63	-	-	-	(63)
Other income	-	-	(283)	(283)	(283)
Gain on derivative financial instruments	(8,059)	(7,550)	-	(7,550)	509
Foreign currency exchange losses (gains)	4,605	9,607	(4,542)	5,065	460
Acquisition costs	-	18,303	-	18,303	18,303
Earnings (loss) before income taxes and reorganization costs	(2,312)	(44,618)	13,170	(31,448)	29,136
Reorganization costs	-	-	16,500	16,500	16,500
Earnings (loss) before income taxes	(2,312)	(44,618)	(3,330)	(47,948)	45,636
Recovery of income taxes	-	-	n/a3	n/a3	n/a3
Net loss	(2,312)	(44,618)	n/a3	n/a3	n/a3

(1)
We have included historical consolidated financial information of Canwest LP to provide historical financial data of the operations acquired by a subsidiary of Postmedia. However, Canwest LP’s historical consolidated financial statements are not comparable to our consolidated financial statements and readers are cautioned that such information is not indicative of the future financial condition, results of operations, cash flows and the future development of the business of Postmedia.

(2)
See “Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP Financial Measures” contained in the MD&A for the three months and year ended August 31, 2011 which can be found on the Company’s website at www.postmedia.com, on SEDAR at www.sedar.com or on the SEC’s website at www.sec.gov.

(3)
Under the liquidation basis of accounting for the period from June 1, 2010 to July 12, 2010 , the supplementary information in note 5 of the audited financial statements of Canwest LP, which was prepared on a going concern basis, did not include a provision for income taxes. Therefore, in the combined statements of Postmedia and Canwest LP for the three months ended August 31, 2010 no income tax provision is reflected and as result net loss has also not been presented.

(4)
The combined results of PNCC and CLP for the three months ended August 31, 2010 represent the sum of the financial results of Canwest LP from June 1, 2010 to July 12, 2010 and Postmedia from July 13, 2010 to August 31, 2010 and do not represent and is not purported to represent the results that would have been achieved had Postmedia owned the business of Canwest LP for the entire period.

Postmedia Network Canada Corp. and Canwest Limited Partnership Operating Results for the years ended August 31, 2011 and August 31, 2010

In thousands of Canadian dollars	Postmedia Network Canada Corp. F2011	Postmedia Network Canada Corp. July 13, 2010 to August 31, 2010	Canwest Limited Partnership1 September 1, 2009 to July 12, 2010	Combined results of PNCC and CLP4 F2010	F2011 to F2010 Variance Favourable (Unfavourable)

Revenues
Print advertising	674,451	75,624	620,870	696,494	(22,043)
Print circulation	233,984	31,721	209,090	240,811	(6,827)
Digital	90,282	10,751	73,425	84,176	6,106
Other	20,408	3,998	27,024	31,022	(10,614)
	1,019,125	122,094	930,409	1,052,503	(33,378)
Expenses
Compensation	423,512	62,422	406,233	468,655	45,143
Newsprint	62,125	8,175	58,312	66,487	4,362
Other operating	332,380	40,771	285,537	326,308	(6,072)
Operating profit before amortization, restructuring of operations and other items 2	201,108	10,726	180,327	191,053	10,055
Amortization	75,092	11,073	37,872	48,945	(26,147)
Restructuring of operations and other items	42,775	11,209	2,142	13,351	(29,424)
Operating income (loss)	83,241	(11,556)	140,313	128,757	(45,516)
Interest expense, excluding loss on debt prepayment	80,315	12,702	65,131	77,833	(2,482)
Loss on debt prepayment	11,018	-	-	-	(11,018)
Loss (gain) on disposal of property and equipment and intangible assets	175	-	(2)	(2)	(177)
Other income	-	-	(1,784)	(1,784)	(1,784)
Loss (gain) on derivative financial instruments	21,414	(7,550)	-	(7,550)	(28,964)
Foreign currency exchange losses (gains)	(17,960)	9,607	(54,152)	(44,545)	(26,585)
Acquisition costs	1,217	18,303	-	18,303	17,086
Earnings (loss) before income taxes and reorganization costs	(12,938)	(44,618)	131,120	86,502	(99,440)
Reorganization costs	-	-	57,692	57,692	57,692
Earnings (loss) before income taxes	(12,938)	(44,618)	73,428	28,810	(41,748)
Recovery of income taxes	-	-	n/a3	n/a3	n/a3
Net loss	(12,938)	(44,618)	n/a3	n/a3	n/a3

(1)
We have included historical consolidated financial information of Canwest LP to provide historical financial data of the operations acquired by a subsidiary of Postmedia. However, Canwest LP’s historical consolidated financial statements are not comparable to our consolidated financial statements and readers are cautioned that such information is not indicative of the future financial condition, results of operations, cash flows and the future development of the business of Postmedia.

(2)
See “Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP Financial Measures” contained in the MD&A for the three months and year ended August 31, 2011 which can be found on the Company’s website at www.postmedia.com, on SEDAR at www.sedar.com or on the SEC’s website at www.sec.gov.

(3)
Under the liquidation basis of accounting for the period from June 1, 2010 to July 12, 2010 , the supplementary information in note 5 of the audited financial statements of Canwest LP, which was prepared on a going concern basis, did not include a provision for income taxes. Therefore, in the combined statements of Postmedia and Canwest LP for the year ended August 31, 2010 no income tax provision is reflected and as result net loss has also not been presented.

(4)
The combined results of PNCC and CLP for the year ended August 31, 2010 represent the sum of the financial results of Canwest LP from September 1, 2009 to May 31, 2010 and from June 1, 2010 to July 12, 2010 and Postmedia from July 13, 2010 to August 31, 2010 and do not represent and is not purported to represent the results that would have been achieved had Postmedia owned the business of Canwest LP for the entire period.

CONTACT:
For Postmedia Network Canada Corp.
Media
Phyllise Gelfand, 416-442-2936
Director of Communications
pgelfand@postmedia.com
or
Investors
Doug Lamb, 416-383-2325
Executive Vice President and Chief Financial Officer
dlamb@postmedia.com